SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
INTELLIGROUP, INC.
(Name of Subject Company)
INTELLIGROUP, INC.
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
45816A106
(CUSIP Number of Class of Securities)
Vikram Gulati
President and Chief Executive Officer
Intelligroup, Inc.
5 Independence Way, Suite 220
Princeton, New Jersey 08540
(646) 810-7400
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
Copies to:

Robert F. Kennedy, Esq.	Steven M. Skolnick, Esq.
Jones Day	Meredith Prithviraj, Esq.
222 East 41st Street	Lowenstein Sandler PC
New York, New York 10017	65 Livingston Avenue
(212) 326-3939	Roseland, New Jersey 07068
(973) 597-2500
☐ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

Introduction
This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Intelligroup, Inc., a New Jersey corporation (the “Company”), on June 21, 2010. Except as otherwise noted, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.
ITEM 8. ADDITIONAL INFORMATION
Item 8 of the Schedule 14D-9 is hereby amended and supplemented to include the following information:
“Certain Litigation
On June 17, 2010, a lawsuit related to the Offer and the Merger was filed in the Superior Court of New Jersey, Mercer County, Chancery Division, against the Company, each member of the Company’s Board of Directors, Parent and Purchaser. On June 23, 2010, a second lawsuit was filed in the Superior Court of New Jersey, Middlesex County, Chancery Division, against the Company and each member of the Company’s Board of Directors (the “June 23rd Complaint”). The actions were brought by purported shareholders of the Company on their own behalf, seek certification as a class action on behalf of all shareholders of the Company, except the defendants and their affiliates (the “Class”). Each complaint alleges that the defendants named therein breached their fiduciary duties and/or aided and abetted the breach of fiduciary duties owed to the Company’s shareholders in connection with the Offer and the Merger, including with respect to the Offer Price, the non-solicitation provision and other terms of the Merger Agreement and the process by which the Merger Agreement was approved by the Company’s Board of Directors. Each complaint seeks injunctive relief enjoining the Offer and the Merger, or, in the event the Offer or the Merger have been consummated, rescinding the Offer and the Merger or awarding rescissory damages to each plaintiff and the Class. Each complaint also seeks an accounting for all damages and an award of costs, including a reasonable allowance for attorneys’ and experts’ fees and expenses. In addition, the June 23rd Complaint seeks further disclosure of information relating to the Company’s financial projections, the opinion delivered to the Company by Credit Suisse and the sales process, among other things. Each lawsuit is in its preliminary stage. The Company believes that the lawsuits are without merit and intends to defend vigorously against them. The Company has filed a copy of each complaint as an exhibit to the Schedule 14D-9 that the Company filed with the SEC.”
ITEM 9. EXHIBITS
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(viii)	Complaint filed on June 17, 2010 in the Superior Court of New Jersey, Mercer County, Chancery Division

(a)(5)(ix)	Complaint filed on June 23, 2010 in the Superior Court of New Jersey, Middlesex County, Chancery Division”

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELLIGROUP, INC.
By	/s/ Vikram Gulati
Vikram Gulati
President and Chief Executive Officer

Date: June 23, 2010